UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ATS Corporation

(formerly Federal Services Acquisition Corporation)

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

313833105

(CUSIP Number)

Joel R. Jacks

900 Third Avenue, 33rd Floor

New York, NY 10022

Telephone:  (212) 909-8400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Squire, Sanders & Dempsey L.L.P.

8000 Towers Crescent Drive, 14th floor

Tysons Corner, VA 22182

Attention:  James J. Maiwurm

Telephone:  (703) 720-7890

January 16, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 313833105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joel R. Jacks

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,838,665(1)

	8.	Shared Voting Power 2,453,514(2)

	9.	Sole Dispositive Power 1,838,665(1)

	10.	Shared Dispositive Power 2,453,514(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,292,179(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.8%

14.	Type of Reporting Person (See Instructions) IN

(1)             Includes 803,184 shares of common stock issuable upon the exercise of warrants.

(2)             Includes securities owned of record by FSAC Partners, LLC, including 1,849,764 shares of common stock issuable upon the exercise of warrants.

CUSIP No. 313833105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter M. Schulte

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,860,665(1)

	8.	Shared Voting Power 2,453,514(2)

	9.	Sole Dispositive Power 1,860,665(1)

	10.	Shared Dispositive Power 2,453,514(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,314,179(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.9%

14.	Type of Reporting Person (See Instructions) IN

(1)             Includes 803,184 shares of common stock issuable upon the exercise of warrants.

(2)             Includes securities owned of record by FSAC Partners, LLC, including 1,849,764 shares of common stock issuable upon the exercise of warrants.

CUSIP No. 313833105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dr. Edward H. Bersoff

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 640,511(1)

	8.	Shared Voting Power 0(2)

	9.	Sole Dispositive Power 640,511(1)

	10.	Shared Dispositive Power 0(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 640,511(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.1%

14.	Type of Reporting Person (See Instructions) IN

(1)             Includes 243,396 shares of common stock issuable upon the exercise of warrants.

(2)             Excludes shares, and shares issuable upon the exercise of warrants, owned by FSAC Partners, LLC on the basis that the Reporting Person does not have either voting or dispositive power with respect to such shares.

CUSIP No. 313833105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FSAC Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,453,514(1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,453,514(1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,453,514(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.1%

14.	Type of Reporting Person (See Instructions) PN

(1)             Includes 1,849,764 shares of common stock issuable upon the exercise of warrants.

(2)             FSAC Partners, LLC is the record owner of these securities.  However, Messrs. Jacks and Schulte have all voting and dispositive power over securities owned by FSAC Partners, LLC.  Accordingly, FSAC Partners, LLC, as such, disclaims any beneficial ownership.

CUSIP No. 313833105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wesley Gaus

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,462

	8.	Shared Voting Power 0(1)

	9.	Sole Dispositive Power 8,462

	10.	Shared Dispositive Power 0(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,462(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) *%

14.	Type of Reporting Person (See Instructions) IN

(1)             Excludes shares, and shares issuable upon the exercise of warrants, owned by FSAC Partners, LLC on the basis that the Reporting Person does not have either voting or dispositive power with respect to such shares.

*                    Less than 1%

CUSIP No. 313833105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sary Awad

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,231

	8.	Shared Voting Power 0(1)

	9.	Sole Dispositive Power 4,231

	10.	Shared Dispositive Power 0(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,231(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) *%

14.	Type of Reporting Person (See Instructions) IN

(1)             Excludes shares, and shares issuable upon the exercise of warrants, owned by FSAC Partners, LLC on the basis that the Reporting Person does not have either voting or dispositive power with respect to such shares.

*                    Less than 1%

CUSIP No. 313833105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Daniel Colon, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,230(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,230(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,230(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) *%

14.	Type of Reporting Person (See Instructions) IN

(1)             Excludes shares, and shares issuable upon the exercise of warrants, owned by FSAC Partners, LLC on the basis that the Reporting Person does not have either voting or dispositive power with respect to such shares.

*                    Less than 1%

Item 1.                                                        Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”), of ATS Corporation, a Delaware corporation formerly known as Federal Services Acquisition Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 7915 Jones Branch Drive, McLean, VA 22102.

Item 2.                                                        Identity and Background.

This Schedule 13D is filed on behalf of each the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Joel R. Jacks (“Jacks”),

Peter M. Schulte (“Schulte”),

Dr. Edward H. Bersoff (“Bersoff”),

FSAC Partners LLC (“FSAC Partners”),

Wesley Gaus (“Gaus”),

Sary Awad (“Awad”), and

Daniel Colon, Jr. (“Colon”).

Jacks, Schulte, Bersoff, FSAC Partners, Gaus, Awad and Colon are collectively referred to herein as the “Reporting Persons.”  The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

This Schedule 13D relates to (i) 1,838,665 shares of Common Stock, including 803,184 shares of Common Stock issuable upon the exercise of warrants, held by Jacks, (ii) 1,860,665 shares of Common Stock, including 830,184 shares of Common Stock issuable upon the exercise of warrants, held by Schulte, (iii) 640,511 shares of Common Stock, including 243,396 shares of Common Stock issuable upon the exercise of warrants, held by Bersoff, (iv) 2,453,514 shares of Common Stock, including 1,849,764 shares of Common Stock issuable upon the exercise of warrants, held of record by FSAC Partners, which shares are beneficially owned by Jacks and Schulte, (v) 8,462 shares of Common Stock held by Gaus, (vi) 4,231 shares of Common Stock held by Awad, and (vii) 4,230 shares of Common Stock held by Colon, respectively (collectively, the “Shares”).

Jacks, Schulte, Bersoff, Gaus, Awad and Colon are included among the members of FSAC Partners.  However, since Jacks and Schulte control the voting and disposition of Shares held by FSAC Partners, Bersoff, Gaus, Awad and Colon disclaim beneficial ownership of shares held by FSAC Partners.

Each of Jacks, Schulte and Bersoff is serving as a director of the Issuer. Bersoff is now serving as the Issuer’s Chairman, President and Chief Executive Officer.

The business address of Jacks, Schulte, FSAC Partners, Gaus, Awad and Colon is 900 Third Avenue, 33rd Floor, New York, NY 10022.  Each of these individuals (not including FSAC Partners) is associated with CM Equity Partners.

The business address of Bersoff is 7915 Jones Branch Drive, McLean, Virginia 22102.

During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any other person identified in response to this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Each of the individual Reporting Persons is a citizen of a United States.  FSAC Partners is a Delaware limited liability company.

Item 3.                                                        Source and Amount of Funds or Other Consideration.

On April 20, 2005, in connection with the Issuer’s formation, each of Messrs. Jacks and Schulte purchased 50 shares of Common Stock.  On April 27, 2005, each of Messrs. Jacks and Schulte purchased from their own respective funds 1,732,450 additional shares of Common Stock, and Mr. Bersoff purchased 525,000 shares of Common Stock with personal funds.  On April 27, 2005, FSAC Partners purchased with contributed funds 1,207,500 shares of Common Stock.  The average price per share in these purchases was $0.0011.

In connection with the Issuer’s initial public offering, Jacks, Schulte, Bersoff and FSAC Partners made a commitment that one or more of them would, during the 40 trading day period beginning 60 days after the end of the “Restricted Period” under SEC Regulation M, collectively spend up to $2,000,000 to purchase warrants in the public marketplace at prices not to exceed $0.65 per warrant.  They further agreed that any warrants purchased by them or their affiliates or designees would not be sold or transferred until the completion of a “Business Combination” as defined in the Issuer’s Amended and Restated Certificate of Incorporation.  Consistent with this commitment, Jacks, Schulte, Bersoff and FSAC Partners warrants in the market as set forth below.  Such purchases were made with personal or contributed funds of each of such Reporting Persons.

Purchaser	Warrant Purchase Period	Number of Warrants Purchased	Aggregate Purchase Price
Bersoff	12/27/2005 - 2/10/ 2006	243,396	$130,287.83
Jacks	12/27/2005 - 2/10/ 2006	803,184	429,938.18
Schulte	12/27/2005 - 2/10/ 2006	803,184	429,938.18
FSAC Partners	12/27/2005 - 2/10/ 2006	1,849,764	990,164.18
TOTAL		3,699,528	$1,980,328.37

All of the warrant purchases referred to above were discretionary, and the per share warrant prices were in a range between $0.45 and $0.65.

On August 17, 2006 Bersoff purchased in the market 50,000 shares of Common Stock at a per share price of $5.45 with personal funds.

On August 25, 2006 Schulte purchased in the market 20,000 shares of Common Stock at a per share price of $5.40, and on August 28, 2006 Schulte purchased in the market an additional 2,000 shares at the same per share price, with such purchases being made from personal funds.

On January 17, 2007 Jacks, Schulte, Bersoff, Gaus, Awad and Colon purchased in the market 169,231, 169,231, 84,615, 8,462, 4,231, 4,230 shares of Common Stock, respectively, at a price per share of $5.70.  Such purchases were made with personal funds, including funds borrowed on commercial terms by Jacks, Schulte and Bersoff.  In the case of Jacks and Schulte such borrowings were from private entities associated with, but not controlled by, CM Equity Partners and Jacks and Schulte.

Prior to the Issuer’s special meeting of stockholders held to vote on, among other things, the Issuer’s proposed acquisition of Advanced Technology Systems, Inc., Messrs. Jacks, Schulte and Bersoff and FSAC Partners agreed that if the acquisition were approved at the special meeting and actually closed, the Issuer would redeem one-half of the shares acquired by such persons in April 2005 for a price of $0.0011 per share promptly following the closing of the acquisition.  Such redemptions were effective January 17, 2007.

Item 4.                                                        Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire additional shares of Common Stock. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to their investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Common Stock which they now own or may hereafter acquire.

At the date of this statement, the Reporting Persons, except as set forth in this statement and consistent with Bersoff’s, Jacks’ and Schulte’s positions with the Issuer, have no plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those actions enumerated above.

Item 5.                                                        Interest in Securities of the Issuer.

All of the percentages calculated in this statement take into account 173,913 shares issued in connection with Issuer’s acquisition of Advanced Technology Systems, Inc. (“ATS”), the redemption of shares held as of January 17, 2007 previously held by certain beneficial owners, including Jacks, Schulte, Bersoff and FSAC Partners, and the conversion of 3,616,075 shares of Common Stock into cash in connection with the vote on the acquisition of ATS, resulting in approximately 20,182,838 outstanding shares of Common Stock (not including any shares issuable upon the exercise of warrants).  The percentages reflect, in both the numerator and denominator of the computation as to each beneficial owner, the number of shares of Common Stock issuable upon the exercise of warrants held by each beneficial owner.

All share ownership data in this Item 5 includes shares of Common Stock issuable upon the exercise of warrants beneficially owned by the respective Reporting Persons.

In the aggregate and without duplication, as of the date of this statement, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 6,810,278 shares of Common Stock, which represents approximately 28.5% of the Common Stock outstanding as of the date of this statement.  As set forth below, each of the Reporting Persons expressly disclaims beneficial ownership of shares of Common Stock as to which he or it does not have actual voting and dispositive power.

As of the date of this statement, FSAC Partners may be deemed to be the beneficial owner of an aggregate of 2,453,514 shares of Common Stock, which represents approximately 11.1% of the Common Stock outstanding as of the date of this statement.  FSAC Partners is the record owner of these securities.  However, Messrs. Jacks and Schulte have all voting and dispositive power over securities owned by FSAC Partners.  Accordingly, FSAC Partners, as such, disclaims any beneficial ownership. Each of Jacks and Schulte disclaims ownership of the shares of Common Stock held by FSAC Partners except to the extent of his pecuniary interest therein.

As of the date of this statement, Jacks may be deemed to be the beneficial owner of an aggregate of 4,292,179 shares of Common Stock, which represents approximately 18.8% of the Common Stock outstanding as of the date of this statement.  Jacks has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, 1,838,665 of such shares.

As of the date of this statement, Schulte may be deemed to be the beneficial owner of an aggregate of 4,314,179 shares of Common Stock, which represents approximately 18.9% of the Common Stock outstanding as of the date of this statement.  Schulte has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, 1,860,665 of such shares.

As of the date of this statement, Bersoff may be deemed to be the beneficial owner of an aggregate of 640,511 shares of Common Stock, which represents approximately 3.1% of the Common Stock outstanding as of the date of this statement.  Bersoff has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, such shares.

As of the date of this statement, each of Gaus, Awad and Colon may be deemed to be the beneficial owner of 8,462, 4,231 and 4,230 shares of Common Stock, respectively, each of which holdings represents less than 1% of the Common Stock outstanding as of the date of this statement.

Item 6.                                                        Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

With the completion of the acquisition of ATS, the Issuer’s outstanding warrants to purchase Common Stock became exercisable.  In addition, certain letter agreements entered into between the Issuer and its initial stockholders, including Jacks, Schulte, Bersoff and FSAC Partners, are of no further force or effect.

Prior to the Issuer’s initial public offering, the Issuer issued 5,250,000 shares to its founding stockholders.  Prior to the Issuer’s special meeting of stockholders held to vote on the acquisition of ATS, the founding stockholders and the Issuer agreed that if the acquisition were approved at the special meeting and actually closed, the Issuer would redeem one-half of such shares, for a price of $0.0011 per share, promptly after the closing of the acquisition.  Such redemptions were effective January 17, 2007.  All of the remaining shares issued to the Issuer’s founding stockholders prior to the Issuer’s initial public offering (including an aggregate of 2,598,750 shares owned by Jacks, Schulte, Bersoff and FSAC Partners) remain in escrow with Continental Stock Transfer & Trust Company, as escrow agent, pursuant to an escrow agreement that expires on October 25, 2008.  During the escrow period, these shares cannot be sold, but the founding stockholders will retain all other rights as stockholders, including, without limitation, the right to vote their shares of Common Stock and the right to receive cash dividends, if declared. If dividends are declared and payable in shares of Common Stock, such dividends will also be placed in escrow.

Jacks, Schulte, Bersoff, FSAC Partners and Arthur L. Money are parties to a registration rights agreement with the Issuer pursuant to which the holders of the majority of such stockholders’ shares purchased prior to the Issuer’s initial public offering will be entitled to make up to two demands that the Issuer register such shares.  The holders of a majority of such shares may elect to exercise these registration rights at any time after the date on which these shares of common stock are released from escrow, October 25, 2008.  In addition, these stockholders have certain “piggy-back” registration rights on registration statements filed subsequent to the date on which these shares of Common Stock are released from escrow.  The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

Each warrant entitles the registered holder to purchase one share of the Issuer’s Common Stock at a price of $5.00 per share, subject to adjustment as discussed below, at any time commencing on January 16, 2007.

The warrants will expire on October 19, 2009 at 5:00 p.m., New York City time.

The Issuer may call the warrants for redemption:

•       in whole and not in part;

•       at a price of $0.01 per warrant at any time after the warrants become exercisable;

•       upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•       if, and only if, the reported last sale price of the Common Stock equals or exceeds $8.50 per share, for any 20 trading days within a 30 trading day period ending on the third business day before we send notice of redemption to warrant holders.

The right to exercise the warrants will be forfeited unless they are exercised before the date specified in the notice of redemption. On and after the redemption date, the record holder of a warrant will have no further rights except to receive, upon surrender of the warrants, the redemption price.

The exercise price and number of shares of Common Stock issuable upon exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, or a recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of common stock at a price below their exercise prices.

Item 7.                                                        Material to be Filed as Exhibits.

Exhibit 99.1. Specimen warrant certificate (included as Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124638), and incorporated herein by reference)

Exhibit 99.2. Form of Registration Rights Agreement entered into by the Issuer and certain of its stockholders (included as Exhibit 10.14 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124638), and incorporated herein by reference)

Exhibit 99.3. Joint Filing Agreement

Exhibit 99.4. Joel R. Jacks Power of Attorney

Exhibit 99.5. Peter M. Schulte Power of Attorney

Exhibit 99.6. Dr. Edward H. Bersoff Power of Attorney

Exhibit 99.7. FSAC Partners LLC Power of Attorney

Exhibit 99.8. Wesley Gaus Power of Attorney

Exhibit 99.9. Sary Awad Power of Attorney

Exhibit 99.10.  Daniel Colon, Jr. Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 18, 2007

JOEL R. JACKS
By:	/s/ Joel R. Jacks
Name:	Joel. R. Jacks

PETER M. SCHULTE
By:	/s/ Peter M. Schulte
Name:	Peter M. Schulte

DR. EDWARD H. BERSOFF
By:	/s/ Dr. Edward H. Bersoff
Name:	Dr. Edward H. Bersoff

FSAC PARTNERS LLC
By:	/s/ Joel R. Jacks
Name:	Joel R. Jacks
Title:	Managing Partner

WESLEY GAUS
By:	/s/ Wesley Gaus
Name:	Wesley Gaus

SARY AWAD
By:	/s/ Sary Awad
Name:	Sary Awad

DANIEL COLON, JR.
By:	/s/ Daniel Colon, Jr.
Name:	Daniel Colon, Jr.

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Specimen warrant certificate (included as Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124638), and incorporated herein by reference)

99.2

Form of Registration Rights Agreement entered into by the Issuer and certain of its stockholders (included as Exhibit 10.14 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124638), and incorporated herein by reference)

99.3	Joint Filing Agreement

99.4	Joel R. Jacks Power of Attorney

99.5	Peter M. Schulte Power of Attorney

99.6	Dr. Edward H. Bersoff Power of Attorney

99.7	FSAC Partners LLC Power of Attorney

99.8	Wesley Gaus Power of Attorney

99.9	Sary Awad Power of Attorney

99.10	Daniel Colon, Jr. Power of Attorney